Exhibit 99.1

Harry Winston Diamond Corporation's Fiscal 2012 Third Quarter Results to be released Thursday, December 8, 2011

TORONTO, Nov. 23, 2011 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), will release its Fiscal 2012 Third Quarter results for the period ended October 31, 2011, after market hours on Thursday, December 8, 2011.

Beginning at 8:30AM (ET) on Friday, December 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-713-8563 within North America or 617-597-5311 from international locations and entering passcode 89392901.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Friday, December 23, 2011 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 66511433.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

%CIK: 0000841071

For further information:

please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 11:00e 23-NOV-11